                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2004

                               Crayfish Co., Ltd.
                  --------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]
                      -------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Crayfish Co., Ltd.

                                              --------------------------------

                                                           (Registrant)

                                              By /s/ Masaaki Shimamura

                                                -------------------------------

                                                           (Signature)

                                          Masaaki Shimamura
                                          President and Representative Director

Date: December 7, 2004

INFORMATION FURNISHED ON THIS FORM:

                                           TABLE OF CONTENTS

1. NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 9TH FISCAL YEAR. [ENGLISH TRANSLATION]

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 9TH FISCAL YEAR" -- contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Business outlook for FY2004" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                             [English Translation]

(Note: This English translation of the "Notice of Convocation of the Ordinary General Meeting of Shareholders for the 9th Fiscal Year" (the original documents written in the Japanese language) is provided solely for the convenience of overseas shareholders. This English translation may differ from the original Japanese document. In the case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.

                                  SAFE HARBOR

This notice contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including the statements below that "the company will continue to aim to achieve positive results by further improving its financial conditions through cost reductions and operational improvements, strengthening marketing and providing services to address customer needs" and that the Company "will aim to promote an efficient group management and share strategies among other companies in the [Hikari Tsushin] group." To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.)

December 7, 2004
To shareholders

            Notice of Convocation of the Ordinary General Meeting of Shareholders for the 9th Fiscal Year

Dear Sirs:

     You are hereby notified that the Ordinary General Meeting of Shareholders of the Company for the 9th fiscal year will be held as stated below and you are respectfully requested to attend the meeting.

     You are hereby also requested, in the event of your inability to attend the aforesaid meeting, to study the Reference Document concerning Solicitation for Exercise of Voting Right by Proxy below, to indicate on the Proxy Form enclosed herewith your approval or disapproval of each of the items on the agenda and to return to us the said form after affixing thereto your seal.

                                                               Yours faithfully,
                              16-15, Minami Ikebukuro 1-chome, Toshima-ku, Tokyo
                                                              Crayfish Co., Ltd.
                                                           By: Masaaki Shimamura
                                           Representative Director and President

Particulars

1. Date and Time: 10:00 a.m. on December 22, 2004 (Wednesday)

2. Place: Conference Room, Hikari Center Bild. 4-F, 16-15, Minami Ikebukuro 1-chome, Toshima-ku, Tokyo (Note: This location is different from that where previous Ordinary General Meeting of Shareholders was held)

3. Purposes of the Meeting:

Matters to be reported:

            Matters concerning Report of Non-consolidated Business Report, Non-consolidated Balance Sheet and Non-consolidated Income Statement for the 9th fiscal year (from October 1, 2003 to September 30, 2004)

            Matters concerning Report of Consolidated Balance Sheet and Consolidated Statement of income for the 9th fiscal year (from October 1, 2003 to September 30, 2004)

Matters to be resolved:

            First Item: Matter concerning Approval for Appropriation of Earnings for the 9th fiscal year (from October 1, 2003 to September 30, 2004)

            Second Item: Matter concerning change in a part of Articles of Incorporation

                        Detail of the Item is stated in Reference Document
                  concerning Solicitation for Exercise of Voting Right by Proxy (18 page).

            Third Item: Matter concerning Election of Four (4) Directors

            Fourth Item: Matter concerning Election of new accounting auditors

You are hereby requested that when you attend the meeting in person, please submit the enclosed Proxy Form to the receptionist at the place of the meeting. Attached papers

                       Business Report (9th Fiscal Year)
                  (From October 1, 2003 to September 30, 2004)

I. Outline of Business

   1. Progress and Results of Business Operations and Issues for the Future

     (1) Review of overall business operations:

            In FY2004 (from October 1, 2003 to September 30, 2004), due to the increases in exports and corporate capital expenditures, companies profitability have been increasing. The trends in employment and personal consumption have also become positive. These conditions affected that stock market got out from under condition, for example; stock price index became increasing and Initial Public Offering became even more likely.

            Under those domestic economic conditions, the Company and other internet hosting companies have benefited from the proliferation of high-speed data delivery networks in Japan, such as ADSL and optical fiber, helping the internet industry to continuously and steadily develop. The Company estimates that prices will remain low due to increasingly fierce competition in the hosting and server industry.

            The Company aims to keep earnings stability by its server business, and also increasing profits by strengthening its commodity sales and media businesses. Overall conditions of each business are as follows.

            In the server business, the Company tried to control DESKWING subscriber cancellations, and keep earnings stability. Percentage of DESKWING cancellation was kept around two percent in FY2004, because the Company introduced several service plans that offer to subscribers different subscription prices, and introduced a special discount plan for subscribers who use DESKWING over an extended period.

            In the commodity sales business, the Company has been emphasizing on not only marketing of its Resource Planning package (ERP), Virus Checker, PC-FAX software but also hardware (including computer peripheral units). The Company sells these products to Hikari Tsushin, Inc. ("Hikari Tsushin") affiliates, who then resell the products to consumers by using SME sales channel.

            In the media business, the Company has tried to keep a number of its web site partners and advertiser networks with Cyber Joy, Inc. ("Cyber Joy"), a wholly owned subsidiary of the Company, since the beginning of FY2004.

            Cyber Joy liaises closely with the Company's media business in providing its internet advertising space.

                  Segment information for net sales of each business

                                                       FY2004
                                    (From October 1, 2003 to September 30, 2004)
                                    --------------------------------------------
        Categories            Net sales (Millions of yen)                    Ratio (%)
        ----------            ---------------------------                    ---------
Server business                                     1,106                         33.5
Commodity sales business                            1,659                         50.2
Media business                                        483                         14.6
Others                                                 54                          1.7
                                                    -----                        -----
Total                                               3,304                        100.0
                                                    =====                        =====

            (Note) Since the Company has started preparing consolidated financial statements since October 1, 2003 (FY2004), no consolidated financial statements are available for FY2003 (From October 1, 2002 to September 30, 2004).

            Consolidated operating results for FY2004 showed net sales of JPY3,304 million, operating income of JPY516 million, net income of JPY589 million.

            Non-consolidated operating results for FY2004 showed net sales of JPY3,293 million, an increase of JPY1,525 million, operating income of JPY517 million, a decrease of JPY93 million, net income of JPY591 million, an increase of JPY823 million.

            The order and judgment becomes final beyond appeal 30 days after entry. No appeal is expected since no one opposed settlement. The Company has accounted for registering a deficit on allowance for settlement litigation in fiscal year 2003 (From October 1, 2002 to September 30,
      2003). The amount of allowance for settlement litigation is JPY782,081 thousand. Therefore it has no affect on the Company's business results of FY2004.

            Moreover, the Company was delisted from the U.S. NASDAQ National Market and its ADR program terminated at the close of trade in the United States on November 24, 2003. These actions are not expected to affect the continued listing of its shares on the MOTHERS market in Tokyo Stock Exchange.

     (2) Future Issues

            The Company aims to continuously provide various types of IT products and service to address the needs of Japanese SMEs. It also aims to increase its sales to Japanese SMEs by developing marketing channels to Japanese SMEs through its Hikari Tsushin affiliates. Overall conditions of each business are as follows.

            In the server business, the Company aims to increase customer satisfaction, stabilizing profitability of its business and declining cancellations by improving DESKWING service contents and by continuously introducing several service plans that offer different subscription prices to subscribers.

            In the commodity sales business, the Company will cover many types of IT product and service, which meet the market and customer needs. The Company aims to continuously increase profitability by wholesaling the products to mainly Hikari Tsushin affiliates.

           In the media business, the Company will focus on strengthening its products and services with Cyber Joy, in order to increase sales amount.

   2. Review of Capital Expenditure

            Not applicable.

   3. Review of Financing

            Not applicable.

   4. Development of Operating Results and Assets

      1) Consolidated operating results and financial conditions

                                        6th FY                  7th FY                 8th FY                  9th FY
                                 From October 1, 2000    From October 1, 2001   From October 1, 2002   From October 1, 2003
                                 To September 30, 2001   To September 30, 2002  To September 30, 2003  To September 30, 2004
                                 ---------------------   ---------------------  ---------------------  ---------------------
Net sales (Thousands of yen)                5,416,939                       --                     --              3,304,594
Ordinary (loss) income
(Thousands of yen)                         (2,304,522)                      --                     --                505,565
Net (loss) income
(Thousands of yen)                         (9,728,022)                      --                     --                589,994
Net (loss) income per share
basic             (Yen)                   (953,167.04)                      --                     --              57,459.55
Total assets
(Thousands of yen)                         15,820,206                       --                     --              3,331,545
Net assets
(Thousands of yen)                         15,402,657                       --                     --              2,727,596
Net assets per share (Yen)               1,502,844.91                       --                     --             265,640.53

      (Note)1. Consolidated financial statements are not available for 7th FY and 8th FY.

            2. Since the Company has started preparing consolidated financial statements since 9th FY, because of establishment of Cyber Joy, Inc in 9th FY.

            3. Net income or loss per share is calculated based on the total average number of shares in issue during the relevant year and net asset value per share is calculated on the basis of the total number of shares in issue as at the end of relevant year.

            4. The review of the 9th FY is previously discussed in "1. Progress and results of Business Operations and Issues for the Future."

   2) Consolidated operating results and financial conditions

                                        6th FY                  7th FY                 8th FY                 9th FY
                                 From October 1, 2000    From October 1, 2001   From October 1, 2002   From October 1, 2003
                                 To September 30, 2001  To September 30, 2002  To September 30, 2003  To September 30, 2004
                                 ---------------------  ---------------------  ---------------------  ---------------------
Net sales (Thousands of yen)                5,337,048               2,939,808             1,768,165               3,293,824
Ordinary (loss) income
(Thousands of yen)                         (2,094,256)              1,445,845               594,778                 507,209
Net (loss) income
(Thousands of yen)                         (9,729,943)              1,337,929              (232,113)                591,708
Net (loss) income per share
basic             (Yen)                   (953,355.25)             130,478.79            (22,612.17)              57,626.48
Total assets
(Thousands of yen)                         15,624,971              16,934,376             3,129,038               3,332,279
Net assets
(Thousands of yen)                         15,400,736              16,740,916             2,137,602               2,729,311
Net assets per share  (Yen)              1,502,657.50            1,632,623.01            208,180.98              265,807.47

(Note)

   1. "Net loss," "Net loss per share," and others are stated based on the revision of enforcement of Japanese commercial law. (Ministry of Justice statute No.22 in March 22, 2002, latest revised at Ministry of Justice statute No.68 in September 22, 2003)

   2. Net income or loss per share is calculated based on the total average number of shares in issue during the relevant year and net asset value per share is calculated on the basis of the total number of shares in issue as at the end of the relevant year.

   3. The sixth fiscal year reported a sales of 5,337,048 thousand yen (down 21.8% comparing to the previous year) mainly attributable to a decline in a number of DESKWING customers and long-term discount campaign. Although the Company announced "Business Revival Plan" and obtained positive outcomes by earnestly implementing the reduction of costs, the Company had ordinary loss of 2,094,256 thousand yen mainly due to the increase in prior period's employment costs, commission fees and the expansion of the office space. The Company had an extraordinary loss of 7,631,886 thousand yen mainly due to the cancellation of lease and various contracts and the implementation of restructuring, such as sale of and removal of the surplus assets. As a result of aforementioned factors, the Company had net loss of 9,729,943 thousand yen. The entire deficit recorded in the statutory book was eliminated by using 12,071,575 thousand yen of additional paid-in capital and 180 thousand yen of legal reserve, pursuant to the resolution of the ordinary general meeting of shareholders held on December 20, 2001.

   4. The seventh fiscal year recorded sales of 2,939,808 thousand yen (down 44.9% comparing to the previous year) mainly attributable to decrease in number of subscriber in DESKWING. However The company accounted net income for the first time since the IPO by the result of large decrease in cost of good sold and sales and general administration fee due to the restructuring in sixth fiscal year.

   5. The Company has realized profits from its new businesses, revenue in FY2003 declined to JPY1,768,165 thousand, down 39.8%, due mainly to a decline in the number of its DESKWING subscribers. Selling, general and administrative ("SG&A") expense was JPY507,307 thousand in FY2003, down 36.8%. Net loss in FY2003 was JPY232,113 thousand due to the payment by the Company of JPY782,081 thousand, accounted for as an extraordinary loss, in connection with the settlement of its U.S. class action lawsuit, as otherwise discussed herein.

   6. The review of the eighth (this) fiscal year is previously discussed in "1. Progress and Results of Business Operations and Issues for the Future".

 II Overview (As of September 30, 2004)

 1. Main business lines

            The Company's main business DESKWING is a hosting business in which the Company leases a part of the capacity of servers and thereby undertakes maintaining and administering servers, which are expensive and difficult for small and medium-sized enterprises ("SME's") to maintain and administer. A customer of DESKWING service does not need to buy an expensive server, to perform installation work, or to hire a technical person to maintain and administer a server. As a result, the customer is able to use at low cost the high quality internet services, including email, with an original domain extension and an original web site.

            In its commodity sales business, the Company sells laptop and desktop PC, and IT peripheral equipment. Also, the Company treats ERP, Virus Checker, PC-FAX software. The Company wholesales the commodities to related companies, which obtain SMEs sales network.

            In media business treats that banner advertisement. Banner advertisements are posted on highly trafficked Web sites and hyperlink users to the web site in the banner advertisement when users click the banner. Also its business treats E-mail advertisement. E-mail advertisements are attached to Mail Magazine, informal magazines that are periodically sent to users via e-mail.

            Our target customers are SME's in Japan. The Company contributes to promotion of IT and efficiency in the customers' business through responding to SME's various needs for IT and offering high quality products and services.

 2. Principal Office

      Head Office: 16-15, Minami Ikebukuro 1-chome, Toshima-ku, Tokyo

 3. Information of Shares

     (1) Total number of shares authorized to be issued by the Company: 40,996 shares

     (2) Total number of shares outstanding: 10,268 shares (No increase and decrease)

     (3) Number of shareholders: 316 (a decrease of 73 from the previous year)

     (4) Major shareholders (Top seven holders)

                                                                                           Investment by the Company
                                                             Investment in the Company        in major shareholder
                                                             -------------------------        --------------------
                                                            Shareholdings      Ratio       Shareholdings       Ratio
                                                            -------------      -----       -------------       -----
                  Name of Shareholder                           Share            %             Share             %
-----------------------------------------------------
Hikari Tsushin, Inc.                                             8,369          81.5             --              --
Hikari Tsushin Partners, L.P. General Partner HTC, Inc.            600           5.8             --              --
Hero and Company                                                   384           3.7             --              --
Kiwamu Yokokawa                                                    100           0.9             --              --
BNY Penson Fin Serve, Inc.                                          76           0.7             --              --
Naomi Yokokawa                                                      50           0.4             --              --
CalltoWeb, Inc.                                                     42           0.4             --              --

 Note: The shares, which are deposited for issuance of American depositary receipts ("ADR"), are registered in the name of Hero and Company in the shareholders' register. Pursuant to the resolution at the Board of Directors meeting held on October 25, 2000, the ratio of ADS and the par value share of common stock of the Company was changed from "1 ADS=0.0002 share" to "1ADS=0.002 share" effective as of November 21, 2000.

 a) Purchase, hold, disposal, and etc. of treasury stock

            Not Applicable.

 b) The subscription right

            1) The subscription issued

                        Bond with the right of subscription right, which
                  referred as bond with stock warrants under Contracted and Revised Japanese Commercial law and etc Article 19-2 (Issued in September 27, 1999) is showed at balance sheet in note 3.

            2) The Company has issued to other than shareholders with advanced condition

                        Not applicable.

 4. Information of Corporate Affiliation

            (1) Relationship with the parent company: The parent company, Hikari Tsushin, Inc. holds 81.5% (8,369 shares) of the total issued and outstanding shares of the Company. There are commodity sales business transactions between the Company and Hikari Tsushin, Inc.

            (2) Information of important subsidiaries:

 Company name          Address         Capital       Main business      Ratio
 ------------          -------         -------       -------------      -----
Cyber Joy, Inc.      Toshima-ku     JPY10 million    Advertisement
                     Tokyo                           agency business     100%

            (3) Progress of corporate affiliation:

                  a) At September 26, 2003, the Board of Directors resolved to establish Cyber Joy, Inc. ("Cyber Joy") in October 1, 2003, to be a wholly owned subsidiary of Crayfish.

                  b) Net sales of Cyber Joy was JPY78 million, and net loss was
               JPY1 million in FY2004.

 5. Information of main lenders:

            There exists no matter applicable.

 6. Information of employees

                                                      Average service
       Sex                Number       Average age        duration
       ---                ------       ----------         --------
      Male              17 persons        29.7          2.1 years
     Female             13 persons        27.6          1.6 years
Total or average        30 persons        28.9          1.9 years

       Note 1. In addition, there were 21 temporary employees (14 of whom were secondees)

            2. The Company started to prepare consolidated financial statement since FY2004, therefore the information of employees does not mention the employee number of increase and decrease.

 7. Directors and auditors

               Position                          Name                     Business in charge or Profession
               --------                          ----                     --------------------------------
Representative director and President     Masaaki Shimamura
               Director                    Kazuhiro Tamura     Chief Financial Officer
               Director                    Kazuhiko Muraki
      Standing Corporate Auditor            Tatsuo Shigeta
          Corporate Auditor               Masataka Watanabe    Accounting department chief at Hikari Tsushin, Inc
          Corporate Auditor                Yuuichirou Mori     Legal department chief at Hikari Tsushin, Inc.
          Corporate Auditor               Tatsumasa Komatsu    Customer satisfaction department chief at Hikari Tsushin, Inc.

     (Note) 1. Change in personnel of directors during FY2004.

                  Kazuhiro Tamura was elected a director and chief financial officer at the 9th general shareholders meeting held on December 19, 2003.

                  Fumio Komatsubara resigned a director and chief financial
              officer at the 9th general shareholders meeting held on December 19, 2003.

                  Yoshitaka Enoki was elected a director at the 9th general
              shareholders meeting on December 19, 2003. He resigned the position held on February 19, 2004.

                  Masaaki Shimamura was elected a director at the 9th general shareholders meeting held on December 19, 2003. He was elected Representative director and President at Board of Directors Meeting held on July 14, 2004.

                  Kazuhiko Muraki was elected Representative director and
              President at the 9th general shareholders meeting held on December 19, 2003. He was transferred a director position at Board of Directors Meeting held on July 14, 2004.

            2. Change in personnel of corporate auditors during FY2004.

                  Messrs. Tatsuo Shigeta, Masataka Watanabe, Yuuichirou Mori and
              Tatsumasa Komatsu were elected corporate auditors at the 9th general shareholders meeting held on December 19, 2003.

                  Messrs. Kazuhiko Yabe, Jyunji Tsuge, Shunji Harane and Koichi
              Kawai were retired, because of termination of a term.

                  Of the corporate auditors, Messrs. Tatsuo Shigeta, Masataka
              Watanabe, Yuuichirou Mori and Tatsumasa Komatsu are outside auditors as stipulated in paragraph 1 of Article 18 of the Law for Exceptions to Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

 8. Amount of compensation for accounting auditors

(1) Total amount of the Company or the consolidated company have to pay                       JPY16,000 thousand
(2) Certificated public accountant law paragraph 1 of Article 2 of payment of business
    for accounting auditors in connected with (1).                                            JPY16,000 thousand
(3) The Company has to pay the amount of compensation for accounting auditors in
    connected with (2).                                                                       JPY16,000 thousand

            The amount of compensation for accounting auditors does not separate following the special law of business law under the contract between the Company and the accounting auditors. Therefore the amount of (3) includes audit compensation under the securities and exchange law.

 III Subsequent events

      The Company belongs to Hikari Tsushin Group that Hikari Tsushin's internet businesses are consolidated into the Company group. This purchasing improves the value of the Company and Hikari Tsushin Group companies. Therefore, the Company decided to purchase the both share of Five Any, Inc. and First Charge, Inc.

      The aim of this purchasing shares, the Company builds operating base on the internet business and increases its profitability. Moreover, Five Any and First Charge continue to market their business, and the Company advances total internet corporation.

(Note) Any portion of an amount less than the unit stated is disregarded.

                                 BALANCE SHEET
                           (As of September 30, 2004)
                                                              (Thousands of yen)

               Accounts                         Amounts
               --------                         -------
               (ASSETS)
CURRENT ASSETS                                3,249,289
   Cash on hand and banks                     2,577,180
   Accounts receivable-trade       N1           337,558
   Securities                                   200,803
   Commodities                                   36,190
   Prepaid expense                                4,816
   Deferred tax assets                           93,587
   Accounts receivable-others      N1             4,211
   Others                          N1               342
   Allowance for doubtful accounts               (5,401)
FIXED ASSETS                                     82,990
   TANGIBLE FIXED ASSETS                         17,061
   Property                        N2             3,064
   Equipment                       N2            13,996
   INTANGIBLE ASSETS                             28,966
   Software                                      23,766
   Software in-progress                           4,000
   Telephone rights                               1,200
   INVESTMENTS AND OTHERS                        36,962
   Investment securities                              1
   Investment in subsidiary                      10,000
   Claims for bankruptcy                         49,344
   Guaranty deposits               N1             2,289
   Allowance for doubtful accounts              (24,672)
                                              ---------
   TOTAL ASSETS                               3,332,279
                                              =========

          (LIABILITIES)
CURRENT LIABILITIES                             602,968
    Accounts payable trade         N1           538,715
    Accounts payable-others        N1            41,032
    Accrued expenses                                737
    Income tax payable                            1,205
    Consumption tax payable                       2,907
    Advance received                              1,626
    Deposit received                              1,280
    Accrued bonuses                               7,025
    Warrant                                       8,437
                                                -------
    TOTAL LIABILITIES                           602,968
                                                =======

       (SHAREHOLDERS' EQUITY)
 COMMON STOCK                                   566,685
 CAPITAL SURPLUS                                465,101
    Additional paid-in-capital                  465,101
  EARNING SURPLUS                             1,697,524
   Retained earning                           1,697,524
                                              ---------
   TOTAL SHAREHOLDERS' EQUITY                 2,729,311
                                              ---------
 TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY                         3,332,279
                                              =========

                             Statement of operation
                  (From October 1, 2003 to September 30, 2004)
                                                              (Thousands of yen)

                                    Accounts                                            Amounts
                                    --------                                            -------

                           OPERATING INCOME
            OPERATING         Net sales             N1                                           3,293,824
            INCOME AND     OPERATING EXPENSES
             EXPENSES         Cost of sales         N1                                           2,151,499
                              Selling general and
                              administrative        N1                                             624,334
ORDINARY                   OPERATING INCOME                                                        517,991
 INCOME
  AND                      NON-OPERATING INCOME
EXPENSES                      Interest                                              59
                              Securities interest                                    9
                              Foreign currency exchange gain                       267
                              Interest on tax refund                               204
          NON-OPERATING       Miscellaneous income                                  86                 626
           INCOME AND      NON-OPERATING EXPENSES
            EXPENSES          Litigation costs                                   8,991
                              Rent expenses                                      1,529
                              Miscellaneous losses                                 887              11,408
                           ORDINARY INCOME                                                         507,209

                           SPECIAL GAIN
   SPECIAL GAIN                 Reversal of allowance for doubtful accounts         69
    AND LOSSES                  Collections of accounts previously wrote-off       584                 653
                           SPECIAL LOSSES
                                Loss on retirement of fixed assets               4,954
                                Bad debt                                         3,576               8,531

                      INCOME BEFORE INCOME TAXES                                                   499,331
                      CORPORATE, INHABITANTS AND ENTERPRISE TAXES                                    1,210
                      INCOME TAXES-DEFERRED                                                        (93,587)

                      NET INCOME                                                                   591,708
                      RETAINED EARNING AT THE BEGINNING OF THE PERIOD                            1,105,815

                      RETAINED EARNING AT THE END OF THE PERIOD                                  1,697,524

NOTE
SIGNIFICANT ACCOUNTING POLICIES
   1. Basis and methods of valuation of securities

        (1) Subsidiaries shares ----------------- Cost method based on average method

        (2) Other securities
                   No market quotation --- Cost method based on average method

   2. Basis and methods of valuation of inventory assets
          Product -------------------------- Cost method based on average method

   3.   Depreciation and amortization of fixed assets

         (1) Property and equipment ---------- Declining balance method

                                    The estimated useful lives are described as follows:

                                    Building -------------------- 15 years

                                    Property and equipment -- 3 to 8 years

         (2) Intangible fixed assets --- Software used for the Company's operation is amortized on the straight-line method over the estimated useful life of 5 years.

   4. Basis for calculation of allowances

     (1) Allowance for doubtful accounts

            Allowance for doubtful accounts is provided based on past experience for normal receivables and on an estimate of the collectibles of receivables and on an estimate of the collectibility of receivables from companies in financial difficulties.

     (2) Accrued bonuses

            Accrued bonuses are provided for the payment of employees' bonuses based on estimated amounts of future payments attributed to the current period.

   5. Accounting for consumption taxes

           Consumption taxes are excluded from transaction amounts.

   6. Application of consolidated taxation system Income taxes deferred

            The Company supposes consolidated taxation system, therefore it records income taxes deferred since last year.

   7. Provision of paragraph 1 of Article 48 of special case in Business law enforcement regulations is adapted.

   8. The financial statements are prepared by based on business law enforcement regulations 197.

   NOTE OF BALANCE SHEET

N1. Short-term, and long-term receivable from the related parties are JPY15,130 thousand, and JPY1,789 thousand, respectively; short-term liabilities owned to the related parties is JPY13,669 thousand.

N2. Accumulated depreciation of tangible fixed assets is JPY57,440 thousand.

N3. Unsecured bonds with subscription rights with subscription rights.

Number of equity warrants    --
Class of the shares          Common stock
Number of the shares 1,632 shares
Issue price          JPY1,033,520.30

   NOTE OF STATEMENT OF INCOME

N1. Transaction with related parties are as follows:

Net sales                                                   JPY97,475 thousand
Purchases                                                   JPY80 thousand
Selling general and administrative expenses                 JPY208,168 thousand
Other transaction amount not related to operation           JPY1,197 thousand

N2. Net income per share  JPY57,626.48

                         STATEMENT OF RETAINED EARNINGS
                                                                           (Yen)

                           Accounts                                 Amounts
                           --------                                 -------
Retained earning                                                 1,697,524,339

   Proposed as follows

Retained earning brought forward to the next fiscal year         1,697,524,339

                          INDEPENDENT AUDITORS' REPORT

                                                               November 22, 2004

To the Board of Directors of
Crayfish Co., Ltd

                                                          Sanyu & Co.
                                              Representative Partner: Jun Sugita
                                        Representative Partner: Yoshinori Kawano

      Pursuant to paragraph 1 of Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations," we have audited the balance sheet, the statement of operation, the accounting matters to be stated in the business report, the proposal for appropriations of retained earnings and the accounting matters to be stated in the supporting schedules of Crayfish Co., Ltd. for the 9th fiscal term from October 1, 2003 to September 30, 2004. The accounting matters which we have audited in the business report and the supporting schedules are those derived from the accounting books and records of the Company. These financial statements and the supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supporting schedules based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements and the supporting schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the supporting schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and supporting schedule presentation.

      We believe that our audit provides a reasonable basis for our opinion. This audit is included with audit procedure for affiliate company.

      As a result of our audit, it is our opinion that:

(1) the balance sheet and the statement of operation present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation.

(2) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation.

(3) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation.

(4) there is nothing to point out as to the accounting matters stated in the supporting schedules in accordance with the provisions of the Commercial Code.

      Additional information

      Mentioning subsequent event on Business report may affect the Company's financial, income and loss from the next fiscal year.

      We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

                           CORPORATE AUDITORS' REPORT

      This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 9th fiscal year from October 1, 2003 to September 30, 2004, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1.    Scope of Audit

      Each Corporate Auditor, subject to the audit policy, scheme and allotment set up by the Board of Corporate Auditors, has attended meetings of the Board of Directors and other meetings as deemed important, received from Directors and other officers reports on the business, perused the documents whereby the important decisions were made, examined business and financial conditions at the head office and main offices. And also the Auditors have requested to give a presentation of consolidated company's business reports. In addition, we received from the Independent Auditors reports on audit and examined the accounting statements and attached schedules.

      In addition to the method of audit mentioned above, with respect to transactions between Directors acting on their own behalf and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its shareholders and the Company or between the subsidiary and the Company and acquisition and disposition by the Company of the shares of the Company, we received reports from the Directors as necessary, and we examined the circumstances of such transactions in detail.

2.    Result of Audit

(1) We confirm that the method and the result of audit made by BDO Sanyu & Co., Independent Auditor is fair.

(2) We confirm that the business report is presented in conformity with the relevant laws and ordinances as well as the Articles of Incorporation of the Company, and presents fairly the position of the Company.

(3) We confirm that the appropriation of earning is acceptable in consideration of the status of the Company's assets and other circumstances and there is nothing to be pointed out.

(4) We confirm that the schedules related to the financial statements present fairly the matters to be stated and there is nothing to be pointed out.

(5) We confirm that there is nothing to be pointed out concerning illegal acts or facts which are in violation of the laws and ordinances or the Articles of Incorporation in the course of the performance of their duties (including duties concerning the subsidiaries) by the Directors. We confirm that there is no illegal acts of Directors with respect to transactions between Directors acting on their behalf and the companies which businesses are competitive to the Company, transactions between Directors and the Company in which interests in both parties are contradictory, the provision, free of charge, of profits conducted by the Company, transactions not in the ordinary course of business between its shareholders and the Company or between the subsidiary and the Company and acquisition and disposition by the Company of the shares of the Company.

November 29, 2004

                                              The Board of Corporate Auditors of
                                                             Crayfish, Co., Ltd.
                                      Standing Corporate Auditor: Tatsuo Shigeta
                                             Corporate Auditor: Masaaki Watanabe
                                              Corporate Auditor: Yuuichirou Mori
                                            Corporate Auditor: Tatsumasa Komatsu

(Note) Of all auditors are outside auditors as stipulated in paragraph 1 of
     Article 18 of the Law for Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

                           CONSOLIDATED BALANCE SHEET

                           (As of September 30, 2004)

                                                              (Thousands of yen)

            Accounts                          Amounts           Accounts                                Amounts
----------------------------                ---------     ----------------------------                 ---------
           (ASSETS)                                           (LIABILITIES)
CURRENT ASSETS                              3,258,555     CURRENT LIABILITIES                            603,948
   Cash on hand and in banks                2,586,255       Accounts payable-trade                       538,715
   Accounts receivable-trade                  337,675       Accounts payable-other                        41,032
   Securities                                 200,803       Income taxes payable                           1,275
   Inventories                                 36,190       Consumption tax payable                        3,445
   Deferred tax assets                         93,587       Accrued bonuses                                7,113
   Others                                       9,445       Others                                        12,365
   Allowance for doubtful                                                                              ---------
     accounts                                  (5,401)      TOTAL LIABILITIES                            603,948
FIXED ASSETS                                   72,990                                                  ---------
   PROPERTY AND EQUIPMENT                      17,061

   INTANGIBLE ASSETS                           28,966          (SHAREHOLDERS' EQUITY)

   INVESTMENT AND OTHERS                       26,962     COMMON STOCK                                   566,685
   Claims for bankruptcy                       49,344     CAPITAL SURPLUS                                465,101
   Others                                       2,290     EARNING SURPLUS                              1,695,810
   Allowance for doubtful                                                                              ---------
     accounts                                 (24,672)      TOTAL SHAREHOLDERS' EQUITY                 2,727,596
                                            ---------    TOTAL LIABILITIES AND                         ---------

   TOTAL ASSETS                             3,331,545    SHAREHOLDERS' EQUITY                          3,331,545
                                            =========                                                  ---------

                       CONSOLIDATED STATEMENT OF OPERATION

                  (From October 1, 2003 to September 30, 2004)

                                                              (Thousands of yen)

                         Accounts                                             Amounts
------------------------------------------------------------        -------------------------------
ORDINARY INCOME AND EXPENSES

      OPERATING INCOME AND EXPENSES
             OPERATING INCOME
                Net sales                                                                 3,304,594
             OPERATING EXPENSES
                Cost of sales                                                             2,161,722
                Selling, general and administrative expenses                                626,215
             OPERATING INCOME                                                               516,656

      NON-OPERATING INCOME EXPENSES
             NON-OPERATING INCOME
                Interest                                               68
                Foreign currency exchange gain                        267
                Interest in tax refund                                204
                Miscellaneous income                                   86                       626
             NON-OPERATING EXPENSES
                Litigation costs                                    8,991
                Rent expenses                                       1,529
                Miscellaneous losses                                1,196                    11,717
               ORDINARY INCOME                                                              505,565

      SPECIAL GAIN AND LOSSES
             SPECIAL GAIN
                Reversal of allowance for doubtful accounts            69
                Collections of accounts previously wrote-off          584                       653
             SPECIAL LOSSES
                Losses on disposal of fixed assets                  4,954
                Bad debts loss                                      3,576                     8,531

          INCOME BEFORE INCOME TAXES                                                        497,687
          CORPORATE, INHABITANTS AND ENTERPRISE TAXES
                                                                                              1,280
          INCOME TAXES-DEFERRED                                                             (93,587)
                                                                                          ---------
          NET INCOME                                                                        589,994
                                                                                          =========

NOTE

SIGNIFICANT ACCOUNTING POLICIES

      1. Scope of consolidation
            Number of subsidiaries 1 company
            Name of consolidated company is Cyber Joy, Inc.
            Cyber Joy, Inc. is consolidated in scope of consolidation, because of establishment of Cyber Joy, Inc. during the current period.

      2. Applicability of the equity method
            Not applicable, because of non-consolidated and no affiliate companies.

      3. Accounting period of consolidated subsidiaries
            Subsidiary's balance sheet date is the same as the consolidated balance sheet.
                                       14

      4. Basis and methods of evaluation of securities
            Other securities
            No market quotation ----- The cost method based on average method.

      5. Basis and methods of evaluation of inventories
            Commodities --------------- The gross average method.

      6. Depreciation and amortization of fixed assets
            (1) Property and equipment --- The declining balance method
                                  Estimated useful lives are described as below:
                                  Building --------- 15 years
                                  Equipment ------ 3 to 8 years

            (2) Intangible fixed assets ---- Software used for the Company's operation is amortized on the straight-line method over the estimated useful life of 5 years.

      7. Basis for calculation of allowances

            (1) Allowance for doubtful accounts
                  Allowance for doubtful accounts is provided based on past
               experience for normal receivables and on an estimate of the collectibility of receivables and on an estimate of the collectibility of receivables from companies in financial difficulties.

            (2) Accrued bonuses
                  Accrued bonuses are provided for the payment of employees'
               bonuses based on estimated amounts of future payments attributed to the current period.

      8. Accounting for consumption taxes
                  Consumption taxes are excluded from transaction amounts.

      9. Application of consolidated taxation system Income taxes deferred
                  The Company supposes consolidated taxation system, therefore it records income taxes deferred since last year.

      10. Evaluation for assets and liabilities of consolidated subsidiaries

                  Evaluation for assets and liabilities of consolidated
               subsidiaries is applied for the current price of market value method.

      11. Amortization of consolidation differences
                  Consolidation differences are amortized on the straight-line method over 5 years. If amounts are not significant, consolidation differences are amortized at one-final.

      12. The financial statements are prepared by based on business law enforcement regulations 197.

    NOTE OF BALANCE SHEET

  N1. Accumulated depreciation of property and equipment is JPY57,440 thousand.

    NOTE OF STATEMENT OF INCOME

  N1. Net income per share JPY57,459.55

(Note) Any portion of an amount less than the unit stated is disregarded.

                          INDEPENDENT AUDITORS' REPORT

                                                               November 22, 2004

To the Board of Directors of
Crayfish Co., Ltd

                                                        Sanyu & Co.
                                              Representative Partner: Jun Sugita
                                        Representative Partner: Yoshinori Kawano

      Pursuant to paragraph 2-3 of Article 19 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Corporations," we have audited the consolidated balance sheet, the consolidated statement of operation, the accounting matters to be stated in the consolidated business report, the proposal for appropriations of retained earnings and the accounting matters to be stated in the supporting schedules of Crayfish Co., Ltd. for the 9th fiscal term from October 1, 2003 to September 30, 2004. The accounting matters which we have audited in the consolidated business report and the supporting schedules are those derived from the accounting books and records of the Company. These consolidated financial statements and the supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and supporting schedules based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we perform the audit to obtain reasonable assurance about whether the consolidated financial statements and the supporting schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and the supporting schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement and supporting schedule presentation.

      We believe that our audit provides a reasonable basis for our opinion. This audit is included with audit procedure for affiliate and consolidated company.

      As a result of our audit, we accept that above the consolidated financial statements are followed the act and article of incorporation, and also assets and business operation of Crayfish and the Company's consolidated company indicate correctly.

      Additional information

      Mentioning subsequent event on Business report may affect the Company's financial, income and loss from the next fiscal year.

We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

                           CORPORATE AUDITORS' REPORT

      This Board of Corporate Auditors prepared and report upon the following audit report regarding the performance of duties of the Directors of the Company during the 9th fiscal year from October 1, 2003 to September 30, 2004, upon deliberation, based on the reports from each Corporate Auditor regarding the method and the result of audit.

1.    Scope of Audit

      Each Corporate Auditor, subject to the audit policy, scheme and allotment set up by the Board of Corporate Auditors, has received report and explanation of consolidated financial statements and consolidated business reports from directors and accounting auditors, and then we have audit the documents.

2.    Result of Audit

        We confirm that the method and the result of audit made by BDO Sanyu & Co., Independent Auditor is fair.

November 29, 2004

                                              The Board of Corporate Auditors of
                                                             Crayfish, Co., Ltd.
                                      Standing Corporate Auditor: Tatsuo Shigeta
                                             Corporate Auditor: Masaaki Watanabe
                                              Corporate Auditor: Yuuichirou Mori
                                            Corporate Auditor: Tatsumasa Komatsu

(Note) Of all auditors are outside auditors as stipulated in paragraph 1 of
Article 18 of the Law for Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki Kaisha.

  REFERENCE DOCUMENT CONCERNING SOLUTION FOR EXERCISE OF VOTING RIGHT BY PROXY

   1. Person who solicits for exercise of voting right by proxy:
      Crayfish Co., Ltd.

      Representative Director and President: Masaaki Shimamura

   2. Total number of shares voting rights by shareholders: 10,267

   3. Reference matters concerning items of business:

        First Item: Matter concerning Approval for Appropriation of
                Earnings for the 9th fiscal year (from October 1, 2003 to September 30, 2004).

               The substance of the Item is as described in the Attached
                 Document (page 10).

                  The significant position of the Company's business challenge is to return the Company's profit to shareholders. The IT business field faces fiercer competition, therefore the Company improving the value, and to stock IT products and strengthen its financial condition.

                 The Company pleases to suspend payment of dividends.

        Second item: Change in a part of Articles of Incorporation

                 A part of Articles of incorporation will be changed as follows:

               1. Reason for the change

                  The Articles of Incorporation in Article 2 shall be
                changed, because of preparing for business expansion in the future.

                2. The change

                    The change is made as below:

           Current Articles of Incorporation                     Proposal of Change
-------------------------------------------------     ----------------------------------------------
Article 2. The purpose of the Company shall be to     Article 2. The purpose of the Company shall be
      engage in the following business:                     to engage in the following business:
  1.    (Omission of Article)                           1.    (Same as at present)
  2.    (Omission of Article)                           2.    (Same as at present)
  3.    Development, manufacture, sale and              3.    Development, planning, maintenance,
      technical guidance of and consulting service          manufacture, sale and technical guidance
      for computers and their peripheral equipment;         of and consulting service for computers
                                                            and computers' peripheral equipments,
                                                            related software for them, their
                                                            peripheral equipment;
  4.  Analyzing and designing of computer system;       4.    Analyzing, designing, planning,
                                                            development, sales and maintenance of
                                                            computer system;
  5.    (Omission of Article)                           5.    (Same as at present)
  6.    Advertising related business, and planning      6.   Advertisement agency, adverting related
    for and operation of promotional gatherings            business, and planning for and operation
    and events;                                            of promotional gatherings and events;
  7.8.     (Omission of Article)                        7.8. (Same as at present)
  9.    Publishing, production and sales of books       9.    Publishing, production, sales, planning
    and magazines;                                            and creating of books and electronic
                                                              publishing;
  10. to 13.   (Omission of Article)                    10. to 13.   (Same as at present)
  14.    Manufacture of, maintenance for, purchase,     14. Manufacture of, maintenance for,
        sale, rental, lease, import and export of           purchase, sale, rental, lease, import,
        systems and software for electric and               export, converting, working, maintenances
        telecommunications equipment and                    and consulting of systems and software for
        telecommunications;                                 electric and telecommunications equipment
                                                            and telecommunications;
  15.16.   (Omission of Article)                        15.16.  (Same as at present)
  17.    Agency and mediation service concerning        17.  Agency, mediation service, consulting
      subscription for telecommunication service            service concerning subscription for
      and broadcasting service;                             telecommunication service, broadcasting
                                                            service and telecommunication business;
  18. to 21.   (Omission of Article)                    18. to 21.  (Same as at present)
  (New construction)                                    22.  Information processing business and
                                                            communications service;
  (New construction)                                    23.  Sales and support of hardware and
                                                            software for multimedia;
  (New construction)                                    24.  Collecting and conducting information by
                                                            using information system;
  (New construction)                                    25.  Publishing business;
  (New construction)                                    26.  Obtaining, administrating and managing
                                                            copyright, related rights, design right,
                                                            trademark rights and industrial rights;
  (New construction)                                    27.    Administrating, licensing, sell and
                                                            transfer, mediating and substitute for
                                                            character goods, which contains distinct
                                                            name and figure;
  (New construction)                                    28.    Financial business;

  (New construction)                                    29.    Nonlife insurance agent business;
  (New construction)                                    30.  Planning, researching and developing for
                                                            information recorded magnetic card system;
  (New construction)                                    31.    Issuing and sales of magnetic cards,
                                                            which system contains cash before
                                                            delivery, such as telephone card;
  (New construction)                                    32.    Mediation and surety of money lending,
                                                            handling service for credit cards, and
                                                            sales of information recorded magnetic
                                                            cards and gift coupon;
  (New construction)                                    33.  Buying and selling, and lease used
                                                            things;
  (New construction)                                    34.  Agency and introducing the set of bending
                                                              machine;
  (New construction)                                    35.  Sales of clothing, foods, home
                                                            appliances, pets, cars, houses and
                                                            furniture;
  (New construction)                                    36.  Research, planning, investigation,
                                                            development, education and training to
                                                            each of the preceding items;
  22.  Any and all businesses incidental to each of     37.    Any and all businesses incidental to
    the preceding times.                                    each of the preceding times

       Third item: Matter concerning Election of Four (4) Directors.
                   At close of this ordinary shareholders' meeting, the current directors will resign at close of this ordinary shareholders' meeting. To strengthen the management team, the Company proposes to increase by one the number of directors, with four (4) directors to be elected.

       Name                                                                                Class and number of  Interests with the
 (Date of birth)                                Brief history                              the Company's share       Company
-----------------                  ------------------------------------------------------  -------------------  ------------------
                   November 1999   Joined Hikari Tsushin, Inc.
Masaaki Shimamura  December 1999   Joined CalltoWeb, Inc.
(January 5, 1969)  June 2002       Became a director of Crayfish Co., Ltd.                         None               None
                   July 2002       Became a Representative director and President of
                                   Crayfish Co., Ltd. (to present)

                   September 2001  Joined Hikari Tsushin, Inc.
  Tomoya Hirota    April 2003      Became a director of Five Any, Inc.                             None               None
 (April 26, 1979)  October 2003    Became a Representative director and President of Five
                                   Any, Inc. (to present)
                    April 1991     Joined Hikari Tsushin, Inc.
                    November 1996  Became a director of Hikari Tsushin, Inc.
                    November 1999  Became an executive director of Hikari Tsushin, Inc.
                    November 2000  Became a chief operating officer of Hikari Tsushin,
                                   Inc. (to present)
  Takeshi Tamamura  September 2001 Became a Representative director and President of IE            None               None
  (July 16, 1970)                  Group, Inc.
                                   Became a Representative director and President of Five
                                   Any, Inc.
                    November 2001  Became a vice president of Hikari Tsushin, Inc.
                    December 2002  Became a Representative director and President of Best
                                   Partner, Inc.
                    March 2003     Became a Representative director and President of
                                   NEWTON FINANCIAL CONSULTING Inc.
                    June 2003      Became a Representative director and President of
                                   Hikari Tsushin, Inc. (to present)
                   April 1992      Joined Hikari Tsushin, Inc.
                   April 1995      Became a director of Hiakri Tsushin, Inc.
    Koh Gidoh      November 1999   Became an executive director of Hikari Tsushin, Inc.            None               None
(August 31, 1963)  March 2001      Became a Representative director and President Cross
                                   One, K.K.
                   November 2001   Became a director of Hikari Tsushin, Inc. (to present)
                                   Became a chief of administrative headquarter of Hikari
                                   Tsushin, Inc. (to present)

           Forth item: Matter concerning Election of accounting auditors

                 The Company's present accounting auditor, BDO Sanyu & Co., will be resigned at close of this ordinary shareholders' meeting. Therefore KPMG AZSA & Co. is elected on the ordinary shareholders' meeting. Please note that this nomination is agreed with the present accounting auditors.

Name                 KPMG AZSA & Co.

Location             AZSA Center Building, 1-2 Tsukudo-cho, Shinjuku-ku Tokyo 162-8551, Japan

                     July 1969                    Establishment of Asahi & Co.
                     December 1976                Asahi & Co. joined in Arthur Young International (afterwards,
                                                  Ernst And Young, because of integration of oversea business. And then withdrawal from it)
                     July 1985                    Asahi & Co. and Shinwa & Co. were merged (December 1974), and then renamed to Asahi Shinwa & Co.
History              October 1993                 Asahi Shinwa & Co. and Inoue Saito Hideaki & Co. (establishment
                                                  September 1991) were merged, and then renamed to Asahi & Co.
                     February 2003                KPMG's audit department became independence from Shin Nihon &
                                                  Co., and then established AZSA & Co.
                     April 2003                   Asahi & Co. formally joined in KPMG member firm.
                     January 2004                 Asahi & Co. and AZSA & Co. were merged, and then renamed AZSA
                                                  &Co. AZSA & Co. is a member of KPMG.
                     CPA                             1,620 persons (Included 408 persons firm member)
Brief overview       Junior CPA                        709 persons
                     Others                            706 persons
                     Total                           3,035 persons
                     Number of clients               3,901                                 As of September 30, 2004